Filed by Cellebrite DI Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TWC Tech Holdings II Corp.

Commission File No. 001-39499

Cellebrite to Merge with TWCT April 8, 2021 Cellebrite Internal & Confidential

Caution Regarding Forward Looking Statements

This document includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," "anticipate," "believe," "could," "continue," "expect," "estimate," "may," "plan," "outlook," "future" and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of TWC Tech Holdings, Cellebrite or the combined company after completion of the proposed business combination (the "business combination") contemplated by the Business Combination Agreement and Plan of Merger (the "Merger Agreement") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed business combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of TWC Tech Holdings or other conditions to closing in the Merger Agreement; (3) the ability to meet Nasdaq's listing standards following the consummation of the transactions contemplated by the Merger Agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Cellebrite as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Cellebrite may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by TWC Tech Holdings. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. TWC Tech Holdings and Cellebrite undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Cellebrite and TWC Tech Holdings, Cellebrite intends to file a registration statement on Form F-4 that will include a preliminary proxy statement to be distributed to stockholders of TWC Tech Holdings II Corp. in connection with TWC Tech Holdings' solicitation of proxies for the vote by its stockholders with respect to the proposed business combination. After the registration statement has been filed and declared effective by the SEC, TWC Tech Holdings will mail a definitive proxy statement / prospectus to its stockholders as of the record date established for voting on the proposed business combination and the other proposals regarding the proposed business combination set forth in the proxy statement. Cellebrite or TWC Tech Holdings may also file other documents with the SEC regarding the proposed business combination. Before making any investment or voting decision, stockholders and other interested persons are advised to read, when available, the registration statement and preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with TWC Tech Holdings' solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Cellebrite, TWC Tech Holdings and the proposed transaction. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC's website at www.sec.gov, or at Cellebrite's website at www.cellebrite.com, or by directing a request to: TWC Tech Holdings II Corp., Four Embarcadero Center, Suite 2100, San Francisco, CA 94111.

No Offer or Solicitation

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Cellebrite, TWC Tech Holdings or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Cellebrite and TWC Tech Holdings and their respective directors and officers may be deemed participants in the solicitation of proxies of TWC Tech Holdings stockholders in connection with the proposed business combination. TWC Tech Holdings stockholders, Cellebrite's shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Cellebrite and TWC Tech Holdings at Cellebrite's website at www.cellebrite.com, or in TWC Tech Holdings' Annual Report on Form 10-K for the fiscal year ended December 31, 2020, respectively.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TWC Tech Holdings' stockholders in connection with the proposed transaction will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus filed with the SEC in connection with the proposed business combination.

Use of Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures. TWC II and Cellebrite believe that these non-GAAP measures are useful to investors for two principal reasons. First, they believe these measures may assist investors in comparing performance over various reporting periods on a consistent basis by removing from operating results the impact of items that do not reflect core operating performance. Second, these measures are used by Cellebrite's management to assess its performance. TWC II and Cellebrite believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with GAAP. Other companies may calculate these non-GAAP financial measures differently, and therefore such financial measures may not be directly comparable to similarly titled measures of other companies. In addition, such information and data may not be included in, may be adjusted in or may be presented differently in any proxy statement or registration statement to be filed by TWC II with the SEC. A reconciliation of certain of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this presentation.

Projections

This Investor Presentation contains projected financial information with respect to Cellebrite. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as necessarily indicative of future results. The assumptions and estimates underlying such projected financial information are inherently uncertain and subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the projected financial information. See "Forward Looking Statements and Investment Considerations" paragraph below. Actual results may differ materially from the results contemplated by the projected financial information contained in this Investor Presentation, and the inclusion of such information in this Investor Presentation should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of TWC II nor the independent registered public accounting firm of Cellebrite audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and, accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation.

Cellebrite Internal and Confidential 2

Announcement Overview Who Cellebrite intends to merge with a special purpose acquisition company (“ SPAC ”) called TWC Tech Holdings II Corp. (“ TWCT ”) What $480 million expected gross cash proceeds; pro forma equity value of approximately $2.4 billion $300 million fully - committed oversubscribed PIPE backed by strategic investor Axon Enterprise, Inc. and leading institutional investors including Light Street Capital and Makena Capital Plan to become a public company listed on the Nasdaq through merger with TWCT When Expected to close the merger in Q2 or Q3 of 2021 Why We expect to use the cash proceeds to further accelerate our ability to execute on significant near - term growth opportunities in the public sector, develop new customer solutions and expand our private sector and end - market reach

• Private equity firm that formed TWCT • Invests in differentiated, leading TMT companies • 30+ platform investments with $75+B in total transaction value and $15+B of invested equity • SPAC investments with Open Lending (NASDAQ: LPRO ) and A Place for Rover (NASDAQ: NEBC ) • Successful prior experience: Airbnb, Snapchat, FanDuel and GoDaddy, among others What is a SPAC? SPACs have been around for decades and, in recent years, they've become more common, attracting top - tier underwriters and investors and raising a record amount of IPO money in 2020 SPAC , which stands for Special Purpose Acquisition Company, is a company with no commercial operations that is formed strictly to raise capital through an initial public offering ( IPO ) SPACs are “blank check” companies that raise money from investors and use those funds to invest in private operating companies like Cellebrite S pecial P urpose A cquisition C ompany

Why are we “going public” through a SPAC? Merging with a SPAC is a streamlined and efficient way for Cellebrite to become a public company and raise additional capital Cellebrite as a Publicly Listed Operating Company Cellebrite TWC Tech Holdings II, Inc. + = Listed SPAC ( TWCT ) Private Company

World's leading provider of DI for investigations

Investment highlights

- Undisputed leader in investigative Digital Intelligence ("DI")
- Technology makes data accessible, digestible and actionable
- Top research team built from elite Israeli intelligence units
- 6,700 customers across federal, state, local and enterprise
- High visibility recurring revenue business model with best-in-class growth and margin profile

Cellebrite by the numbers

$12B+
TAM (2023)

~$200M
ARR (2021E)

50%
ARR Growth (2020A)

99%
Win Rate[1]

140%+
ARR Net Dollar Retention[3]

~80%
Gross Margin[2]

~20%
EBITDA Margin[2]

[1] Denoted as won opportunities/actual opportunities where actual opportunities equal total opportunities less opportunities canceled due to customer loss of budget.
[2] For the year ended of December 31, 2020.
[3] As of December 31, 2020.
Figures presented are non-GAAP financial measures. Please reference audited financials for historical GAAP financials.

Cellebrite Internal and Confidential 6

How does Cellebrite intend to use the additional capital? x Execute on significant near - term growth opportunities in the public sector x Develop new customer solutions x Expand private sector and end - market reach Reinforces Cellebrite’s Position as the Global Leader in Digital Intelligence Solutions

Significant near - term growth opportunity Net new expansion M&A Private sector growth New and extended offering 5x 1 increase in spend on in - house discovery and investigations Targeted, disciplined approach Premium Enterprise Cloud & SaaS Remote Collection New buying centers within existing logos 1 Source: The State of E Discovery Guide 2020 by Exterro and ACEDS.

What happens next? File documents with SEC Regulatory approval process Other closing conditions satisfied Cellebrite listed on Nasdaq CLBT

What will change once Cellebrite is a public company? Stock to trade on Nasdaq under the CLBT ticker symbol Cellebrite will be subject to reporting and disclosure requirements Management, reporting lines and office locations will not change Employee base compensation and benefits will not change For those of you who have stock options or restricted stock units (“RSUs”), whether vested or not, we will be sharing additional information in the coming weeks

Where can we get more information? CelleConnect Cellebrite Investor Page on https://www.cellebrite.com/en/investors Company Updates Please send your questions to employee.questions@cellebrite.com Forward external media and industry analyst inquires to RapidResponse@cellebrite.com